NetWire LLC
Statement of Changes in Members' Equity
From June 22, 2022 (Inception) to June 30, 2022
(Unaudited)

	Common Units		Members'	Accumulated	Total Members'
	Units	Amount	Contributions	Deficit	Equity
Balance, June 22, 2022 (Inception)	-	$ -	$ -	$ (1,300,000)	$ (1,300,000)
Issuance of Common Units	10,000,000	-	-	-	-
Net income	-	-	-	-	-
Balance, June 30, 2022	10,000,000	$ -	$ -	$ (1,300,000)	$ (1,300,000)